Exhibit 99.1

FOR IMMEDIATE RELEASE

Fincera Reports 2016 Year-end Financial Results, Provides 2017 First Quarter Business Update

Shijiazhuang, Hebei Province, China – May 1, 2017 – Fincera Inc. (“Fincera” or the “Company”) (OTCQB: AUTCF) (fka AutoChina International), a leading provider of web-based financing and ecommerce services for small and medium-sized businesses and individuals in China, today reported financial results for the year ended December 31, 2016, and provided operational information for the first quarter ended March 31, 2017.

Full-year 2016 Financial and Operational Highlights (comparisons are year over year)

Financial Highlights

●
Income for the year ended December 31, 2016, which includes services charges, interest income, and property lease and management revenues, increased 81.4% to $132.0 million, from $72.8 million in the prior year, as a result of the ramp-up of Fincera’s internet-based business segment, in particular its CeraVes t and CeraPay products, which were launched in November 2014.
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Income from continuing operations was $2.0 million, or $0.08 per diluted share, compared to a loss of $9.4 million, or $0.40 per diluted share.

Operational Highlights

CeraPay and CeraVest
Our first two internet-based businesses, CeraPay and CeraVest, experienced significant growth during 2016. As shown in the table below, transaction volume of CeraPay (our online credit advance and payment processing platform) and CeraVest (our online lending platform for small businesses) increased significantly during 2016 over the prior year.

(RMB in millions)	For the Year Ended
	December 31, 2016	December 31, 2015
	Amount	Amount	% Change
CeraPay Transaction Volume	22,390.1	9,699.2	130.8%
CeraVest Loans Issued	4,708.3	2,625.9	79.3%

CeraPay (https://www.dianfubao.com) allows customers to pay for their everyday needs at participating merchants through the online CeraPay transaction network. With functionality similar to a credit card, the Company issues revolving credit lines to customers, which they can use to make purchase transactions via the CeraPay application. Fincera earns transaction fees through its CeraPay platform. During 2016, CeraPay customers made payment transactions totaling RMB22.4 billion (approximately $3.4 billion), a 130.8% increase from RMB9.7 billion in 2015.

CeraVest (https://www.qingyidai.com) provides an online lending marketplace that provides short-term operating capital for small and medium-sized businesses. CeraVest originates loans and sells these loans to the public. Currently, individuals may invest on the CeraVest platform and earn an annual interest rate of up to approximately 8.03% on a flexible term investment, or 8.62% for a 6-month investment if held to maturity. Fincera earns origination fees on CeraVest loans. From its inception in November 2014 through December 31, 2016, CeraVest originated over RMB7.1 billion (approximately $1.1 billion) in loans. During 2016, CeraVest originated RMB4.7 billion (approximately $708.4 million), a 79.3% increase from RMB2.6 billion in 2015. The CeraVest loan portfolio had a total unpaid principal balance of approximately RMB2.6 billion (approximately $374.8 million) at December 31, 2016.

New Platform Launches
In 2016, we added two new platforms to our internet-based product portfolio, AutoChekk and PingPing.

Launched in March 2016, AutoChekk (www.chekk.com) is an ecommerce platform for the passenger vehicle industry. It provides consumers in China with the ability to conveniently research and purchase passenger cars or maintenance services online. Similar to Fincera's TruShip Logistics feature, payment transactions resulting from connections made on AutoChekk can be completed with CeraPay, and the resulting data can be used by the Company as underwriting metrics for CeraVest loans to small businesses.

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Launched in July 2016, PingPing (www.pingpw.com) is an ecommerce platform for small businesses. PingPing provides businesses with an easy-to-use online platform to establish an online presence while providing an intuitive, full-service online shopping experience for their customers. PingPing plans to offer B2B, B2C, and real estate ecommerce services, which are all complemented by Fincera's core financial service offerings. As with the TruShip and AutoChekk platforms, payment transactions are processed using CeraPay and other third-party payment platforms, and the resulting data may also be used by the Company as underwriting metrics for CeraVest loans to small businesses.

First Quarter 2017 Business Update

(RMB in millions)	For the Three Months Ended
	March 31, 2017	December 31, 2016	September 30, 2016
	Amount	Amount	Amount
CeraPay Transaction Volume	5,713.4	5,558.4	6,444.7
CeraVest Loans Issued	1,463.9	1,061.4	1,273.0

CeraPay was used to make payment transactions totaling over RMB5.7 billion ($829.4 million) during the first quarter of 2017, an increase of approximately RMB155 million ($21.8 million) over the fourth quarter of 2016.

CeraVest originated RMB1.5 billion (approximately $212.5 million) during the first quarter of 2017, an increase of approximately RMB400 million ($58.1 million) over the fourth quarter of 2016. Since its inception in November 2014 through March 31, 2017, CeraVest has originated over RMB8.9 billion in loans (approximately $1.3 billion). CeraVest had a loan portfolio of approximately RMB2.9 billion (approximately $414.0 million) at March 31, 2017.

Full-year 2016 Financial Results
The following financial results have been derived from the audited consolidated financial statements included in our 2016 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on May 1, 2017. The consolidated financial data for all periods presented is retrospectively adjusted to reflect the acquisition of Eastern Eagle International Ltd. and its subsidiaries (our hotel operations), which were under common control with us both immediately before and after the acquisition in October 2016. Prior period amounts also have been adjusted to exclude discontinued operations.

Income (Revenues)
The table below sets forth certain line items from the Company’s Consolidated Statement of Income as a percentage of income (revenue):

(USD in thousands)	Year endedDecember 31, 2016		Year endedDecember 31, 2015
	Amount	% of Revenue	Amount	% of Revenue	% Change
Service charges	$71,642	54.3%	$32,110	44.1%	123.1%
Interest income	33,976	25.7%	14,226	19.5%	138.8%
Other income	821	0.6%	62	0.1%	1224.2%
Property lease and management	25,589	19.4%	26,375	36.2%	(3.0%)
Total income	$132,028	100.0%	$72,773	100.0%	81.4%

●
Income, which includes services charges, interest income, and property lease and management revenues, for the year ended December 31, 2016, increased 81.4% to $132.0 million, from $72.8 million in the prior year, primarily due to the Company’s ramp-up of its Internet-based business segment, particularly its CeraPay and CeraVest products.

●
Service charges, which represent CeraPay transaction fees, late payment fees and penalties, increased 123.1% to $71.6 million in the year ended December 31, 2016, from $32.1 million in the prior year.

●
Interest income, which represents interest earned on CeraVest loans, penalty and origination fees, increased 138.8% to $34.0 million in the year ended December 31, 2016, from $14.2 million in the prior year. This was due to a significant increase in the aggregate amount of CeraVest loans facilitated by the Company in 2016.

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May 1, 2017

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Property lease and management revenues totaled $25.6 million in the year ended December 31, 2016, compared to $26.4 million in the prior year, as a result of lower occupancy rates for the office leasing business. The average occupancy rate of the Kai Yuan Finance Center was 74% during the year ended December 31, 2016, compared to 86% in the prior year.

Operating Costs and Expenses
The Company’s operating costs and expenses increased by 51.3% to $128.7 million in the year ended December 31, 2016, from $85.1 million in the prior year, primarily due to increased interest expense and provision for credit losses, as well as increased product development expense, selling and marketing expenses, and general and administrative expenses to support the growth of the Company’s internet-based business.

Income (Loss) from Continuing Operations
Income from continuing operations totaled $2.0 million for the year ended December 31, 2016, compared to a loss from continuing operations of $9.4 million in the prior year, primarily due to the ramp-up of the Company’s internet-based business.

Income from Discontinued Operations, Net of Taxes
Income from discontinued operations, net of taxes, totaled $165,000 for the year ended December 31, 2016, compared to $8.2 million in the prior year, primarily due to the winding down of the legacy truck-leasing business.

Net Income (Loss)
Net income was $2.2 million, or $0.09 per diluted share on 24.4 weighted average shares outstanding, for the year ended December 31, 2016, compared to a net loss of $1.2 million, or $0.05 per diluted share on 23.6 weighted average shares outstanding, in the prior year. The increase was due to the growth of the Company’s internet-based business.

Balance Sheet Items
At December 31, 2016, Fincera had cash and cash equivalents (not including restricted cash) of $104.1 million, compared to $72.3 million at December 31, 2015.

Total liabilities were $1.0 billion, and shareholders’ equity was $22.6 million, compared to $671.1 million and $253.4 million, respectively, at December 31, 2015. Total liabilities increased significantly from 2016 to 2015 as a result of the growth in the CeraVest business. As the CeraVest business and the amount of investment received from investors has grown, the balance of borrowed funds from CeraVest investors has increased accordingly.

Management Commentary
Mr. Yong Hui Li, Chairman and CEO of Fincera, stated, “2016 marked the second full-year of operations for our internet-based business segment. I am pleased with the significant growth achieved in both our CeraPay and CeraVest platforms, with CeraPay’s transaction volume more than doubling from that of 2015 and loans issued through CeraVest growing approximately 80% year over year. With this growth, our top line grew over 80% year over year, and we were able to generate a profit from our operations. To complement our two flagship products, we have continued to develop new ecommerce offerings to address the marketing and financing needs of small- and medium-sized enterprises, and in 2016, we launched AutoChekk for the passenger vehicle market and PingPing for small businesses. Leveraging our reputation and experience as a trusted partner in China’s transportation industry, we have begun to make inroads into other industries with our suite of internet-based products and services. Not only do our offerings foster more opportunities for small businesses in China to grow to their greatest potential, but customers in China also benefit from access to information on more vendors and a convenient online-to-offline shopping experience. Through our extensive financial support network in China, we remain focused on serving small businesses and individuals in China and look forward to continue expanding our audience into the transportation industry and beyond in 2017.”

Currency Conversion
The translation of RMB amounts for CeraPay and CeraVest into U.S. dollars are included solely for the convenience of readers and have been made at the rates listed by the People’s Bank of China at the end of the period for amounts reported as of a corresponding period end (such as for CeraVest loan portfolio size), while transactional data over a period of time (such as CeraPay transactions) have been translated into USD at the average rates during the periods the transactions were recognized.

About Fincera Inc.
Founded in 2005, Fincera Inc. (OTCQB: AUTCF) provides innovative web-based financing and ecommerce services for small and medium-sized businesses and individuals in China. The Company also operates a network of branch offices in 31 provinces, municipalities, and autonomous regions across China. Fincera’s current service offerings include a B2B payment network, a web-based small business lending platform, and B2B ecommerce marketplaces targeting industry verticals such as trucking and passenger vehicles. The Company’s website is http://www.fincera.net. Fincera trades on the OTCQB venture stage marketplace for early stage and developing U.S. and international companies. OTCQB companies are current in their reporting and undergo an annual verification and management certification process.

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Safe Harbor Statement
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

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Changing principles of generally accepted accounting principles;
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Continued compliance with government regulations;
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Legislation or regulatory environments, requirements or changes adversely affecting the transportation or financial services industries in China;
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Fluctuations in consumer demand in the industries we serve;
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Management of rapid growth;
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General economic conditions;
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Changes in government policy;
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The fluctuations in sales of commercial vehicles in China;
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China’s overall economic conditions and local market economic conditions;
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Our business strategy and plans;
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The Company’s ability to expand through strategic acquisitions, the establishment of new locations, and the introduction of new products and services;
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Our ability to successfully integrate recent acquisitions;
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Credit risk affecting our revenue and profitability, including our ability to manage the default risk of customers;
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The results of future financing efforts; and
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Geopolitical events.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

CONTACT
At the Company
Jason Wang
Chief Financial Officer
(858) 997-0680 / jcwang@fincera.net

Investor Relations
The Equity Group Inc.
Carolyne Y. Sohn
Senior Associate
(415) 568-2255 / csohn@equityny.com

Adam Prior
Senior Vice President
(212) 836-9606 / aprior@equityny.com

Fincera, Inc.	Page 5
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FINCERA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in thousands except share and per share data)

	Year ended December 31,
	2016	2015
		Combined
Income
Service charges	$71,642	$32,110
Interest income	33,976	14,226
Other income	821	62
Property lease and management	25,589	26,375
Total income	132,028	72,773

Operating Costs and Expenses
Interest expense	39,606	24,806
Interest expense, related parties	6,231	6,109
Provision for credit losses	17,490	10,021
Product development expense	9,443	6,157
Property and management cost	16,515	17,636
Selling and marketing	13,508	3,360
General and administrative	25,945	16,979
Litigation expense	—	—
Total operating costs and expenses	128,738	85,068

Income (loss) from continuing operations before income taxes	3,290	(12,295)
Income tax provision (benefit)	1,286	(2,863)
Income (loss) from continuing operations	2,004	(9,432)

Income from discontinued operations, net of taxes	165	8,205
Net income (loss)	$2,169	$(1,227)
Foreign currency translation adjustment	(9,744)	(15,728)

Comprehensive loss	$(7,575)	$(16,955)

Earnings (loss) per share

Basic
Continuing operations	$0.08	$(0.40)
Discontinued operations	0.01	0.35
	$0.09	$(0.05)

Diluted
Continuing operations	$0.08	$(0.40)
Discontinued operations	0.01	0.35
	$0.09	$(0.05)

Weighted average shares outstanding
Basic	23,556,828	23,550,145
Diluted	24,372,864	23,550,145

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FINCERA INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands except share and per share data)

	December 31,
	2016	2015
		Combined
ASSETS
Current assets
Cash and cash equivalents	$104,123	$72,262
Restricted cash	6,129	157
Other financing receivables, net	295,437	235,349
Loans, net	371,301	250,659
Prepaid expenses, related party	—	1,540
Prepaid expenses and other current assets	6,573	2,258
Current assets of discontinued operations	14,461	104,595
Total current assets	798,024	666,820

Property, equipment and leasehold improvements, net	202,073	224,704
Deferred income tax assets	23,527	17,649
Non-current assets of discontinued operations	7,373	15,250

Total assets	$1,030,997	$924,423

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Short-term bank borrowings (including short-term bank borrowings of the consolidated VIEs without recourse to Fincera of $74,960 and $56,363 as of December 31, 2016 and 2015, respectively)	$83,610	$75,921
Long-term bank borrowings, current portion	8,938	14,784
Borrowed funds from CeraVest investor, related party (including borrowed funds from CeraVest investor, related party of the consolidated VIEs without recourse to Fincera of $134 and $2,716 as of December 31, 2016 and 2015, respectively)	4,349	2,716
Borrowed funds from CeraVest investors (including borrowed funds from CeraVest investors of the consolidated VIEs without recourse to Fincera of $228,278 and $202,725 as of December 31, 2016 and 2015, respectively)	437,594	202,725
Financing payables, related parties (including financing payables, related parties of the consolidated VIEs without recourse to Fincera of $200,721 and $58,620 as of December 31, 2016 and 2015, respectively)	273,970	151,921
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to Fincera of $29,061 and $14,334 as of December 31, 2016 and 2015, respectively)	61,202	48,210
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Fincera of $3,741 and $2,562 as of December 31, 2016 and 2015, respectively)	5,476	3,317
Current liabilities of discontinued operations (including current liabilities of discontinued operations of the consolidated VIEs without recourse to Fincera of $806 and $9,868 as of December 31, 2016 and 2015, respectively)	4,471	50,445
Total current liabilities	879,610	550,039

Noncurrent liabilities
Long-term bank borrowings	95,719	118,424
Long-term financing payables, related party	33,028	—
Non-current liabilities of discontinued operations	—	2,587
Total liabilities	1,008,357	671,050

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FINCERA INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS - Continued
(in thousands except share and per share data)

	December 31,
	2016	2015
		Combined
Commitment and Contingencies

Stockholders’ equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued – none	—	—
Ordinary shares - $0.001 par value authorized – 1,000,000,000 shares; issued and outstanding – 23,561,949 shares at December 31, 2016; issued and outstanding – 23,550,993 shares at December 31, 2015	24	24
Additional paid-in capital	136,802	359,960
Statutory reserves	25,074	27,014
Accumulated deficit	(146,173)	(150,282)
Accumulated other comprehensive income	6,913	16,657
Total stockholders’ equity	22,640	253,373

Total liabilities and stockholders’ equity$	$1,030,997	924,423

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FINCERA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	December 31,
	2016	2015
		Combined
Cash flow from operating activities:

Net income (loss)	$2,169	$(1,227)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	8,952	9,992
Provision for credit losses	20,849	19,373
Deferred income taxes	(3,018)	(8,515)
Stock-based compensation expenses	1,266	392
Changes in operating assets and liabilities, net of acquisitions and divestitures:
Restricted cash	(6,243)	808
Accounts receivable	15,536	(11,111)
Other financing receivables from peer store, net	—	16,513
Short-term net investment in sales-type leases	5,587	50,052
Long-term net investment in direct financing and sales-type leases	60,123	270,923
Inventories	3,244	143
Other payables and accrued liabilities	14,594	22,951
Prepaid expense and other current assets	(2,115)	729
Income tax payable	2,356	1,100
Long-term payable	—	(6,260)

Net cash provided by (used in) operating activities	123,300	365,863

Cash flows from investing activities:
Change in loans	(144,698)	(244,092)
Change in other financing receivables	(92,470)	(239,673)
Purchase of property, equipment and leasehold improvements	(7,850)	(12,163)
Proceeds from sales of property, equipment and leasehold improvements	1,062	—

Net cash used in investing activities	(243,956)	(495,928)

Cash flow from financing activities:

Changes in borrowed funds from CeraVest investors	259,950	213,868
Proceeds from financing payables, related parties	871,770	270,669
Repayment to financing payables, related parties	(765,544)	(260,239)
Proceeds from bank borrowings	87,423	161,614
Repayment of bank borrowings	(133,945)	(207,403)
Capital distribution	(157,514)	—

Net cash provided by financing activities	162,140	178,509

Effect of exchange rate fluctuation on cash and cash equivalents	(9,623)	(4,294)

Net increase (decrease) in cash and cash equivalents	31,861	44,150

Cash and cash equivalents, beginning of the year	72,262	28,112

Cash and cash equivalents, end of the year	$104,123	$72,262

Supplemental disclosure of cash flow information:
Interest paid	$40,303	$26,214
Income taxes paid	$4,946	$1,075
Supplemental disclosure of non-cash financing activities:
Consideration payable to Smart Success	$67,181	$—